UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

January 27, 2022

Commission File Number 001-37651

Atlassian Corporation Plc
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of registrant’s name into English)

Exchange House
Primrose Street
London EC2A 2EG
c/o Herbert Smith Freehills LLP
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Results of Operations and Financial Condition.

On January 27, 2022, Atlassian Corporation Plc (the “Company”) issued a press release announcing its results for the quarter ended December 31, 2021. A copy of the press release is attached as Exhibit 99.1 to this report on Form 6-K and is incorporated by reference herein. The Company also published a letter to its shareholders announcing its financial results for the quarter ended December 31, 2021 (the “Shareholder Letter”). The full text of the Shareholder Letter is attached as Exhibit 99.2 to this report on Form 6-K and is incorporated by reference herein.

Departure of Certain Officers.

The Company also announced that Sri Viswanath will be leaving as its Chief Technology Officer at the end of fiscal year 2022.

The information in this report on Form 6-K under the sections titled “Results of Operations and Financial Condition” and “Departure of Certain Officers” and the exhibits attached hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, regardless of any general incorporation language in such filing.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	January 27, 2022	Atlassian Corporation Plc

/s/ James Beer
James Beer Chief Financial Officer

Exhibit Index

Exhibit Number	Exhibit Title
99.1	Press Release dated January 27, 2022.
99.2	Shareholder Letter dated January 27, 2022.